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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IVAX Diagnostics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

45070W 10 9 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    45070W 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven Etra

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 204,067 6. Shared Voting Power 629,417(1) 7. Sole Dispositive Power 204,067 8. Shared Dispositive Power 629,417(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 833,484(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 614,250 shares of Common Stock held by Titanium Holdings Group, Inc. a company in which Mr. Etra is the Chairman of the Board and Chairman of the Investment Committee, 10,667 shares held by SRK Associates L.L.C., a company controlled by Steven Etra, 1,000 shares owned by Lances Property Development Pension Plan, 50% owned by Mr. Etra, and 3,500 shares held by Gemini Capital L.L.C., a company in which Mr. Etra is secretary, director, and shareholder.

(2) Mr. Etra disclaims beneficial ownership of the securities held by Titanium Holdings Group, Inc., SRK Associates L.L.C. Lances Property Development Company and Gemini Capital L.L.C., except to the extent of his pecuniary interest therein.

Item 1.

(a) Name of Issuer:	IVAX Diagnostics, Inc.

(b) Address of Issuer’s Principal Executive Offices:	2140 North Miami Avenue, Miami, Florida 90802

Item 2.

(a) Name of Person Filing:	Steven Etra

(b) Address of Principal Business Office or, if none, Residence:	5830 57th Street Maspeth, NY 11378

(c) Citizenship:	United States citizen

(d) Title of Class of Securities:	Common Stock, Par Value $0.01

(e) CUSIP Number:	45070W 10 9

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    ☐    Broker or dealer registered under section 15 of the Exchange Act.

(b)    ☐    Bank as defined in section 3(a)(6) of the Exchange Act.

(c)    ☐    Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)    ☐    Investment company registered under section 8 of the Investment Company Act.

(e)    ☐    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)    ☐    An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F).

(g)    ☐    A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)    ☐    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)    ☐    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.    ☐

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned: 833,484

(b)    Percent of class: 3.0%

(c)    Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote 204,067

(ii)    Shared power to vote or to direct the vote 629,417

(iii)   Sole power to dispose or to direct the disposition of 204,067

(iv)    Shared power to dispose or to direct the disposition of 629,417

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.    Identification and Classification of Members of the Group

Not Applicable.

Item 9.    Notice of Dissolution of Group

Not Applicable

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2003 Date

/s/ Steven Etra Signature
Steven Etra
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)